February 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Tracie Mariner
Vanessa Robertson

Re:	Replimune Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2024
Filed May 16, 2024
File No. 001-38596

Dear Mses. Mariner and Robertson:

This letter sets forth a response from Replimune Group, Inc. (the “Company”) to the comment from the staff of the division of corporation finance (the “Staff”) from the U.S. Securities and Exchange Commission (“SEC”), dated January 27, 2025, with respect to the Form 10-K for the fiscal year ended March 31, 2024 filed by the Company with the SEC on May 16, 2024 (the “Form 10-K”).

The comment from the SEC has been included in this letter for your convenience, and the Company’s response to the comment is included below.

Form 10-K for Fiscal Year Ended March 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and development expenses, page 65

1.	You disclose, on page 1, that your leading clinical trial of RP1 is your IGNYTE trial. Please provide revised disclosure to be included in future filings to further disaggregate the RP1 line item in the research and development expense table by clinical trial or by indication for each period presented. If you cannot disaggregate these amounts, please disclose that fact and explain why not.

Response:

The Company acknowledges the Staff’s comment. In response to this comment, the Company intends to update in its Form 10-Q for the quarterly period ended December 31, 2024, and for each periodic filing thereafter, the research and development expenses disclosure and corresponding table for both the three and nine month periods ended December 31, 2024 to further disaggregate the RP1 program line item. The proposed disclosure will include the direct spend for RP1 program costs by study, including IGNYTE, ARTACUS, CERPASS and IGNYTE-3 and other costs that are attributable to the RP1 program but not specific to an RP1 study. In the event the Company's additional future or ongoing study costs for RP2 and RP3 become meaningful to investors, the Company will present those costs by study as well.

Set forth below is a representative example of the revised disclosure (deleted text shown as stricken and new text shown in underlined type) taken from our most recently filed Form 10-Q, that the Company intends to include in its Form 10-Q for the quarterly period ended December 31, 2024 and in applicable future filings that the Company makes with the SEC.

Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, and include:

•	expenses incurred under agreements with third parties, including clinical research organizations, or CROs, that conduct research, preclinical activities and clinical trials on our behalf as well as contract manufacturing organizations, or CMOs, that manufacture our product candidates for use in our preclinical and clinical trials;
•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;
•	costs of outside consultants engaged in research and development functions, including their fees, stock-based compensation and related travel expenses;
•	the costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;
•	costs related to compliance with regulatory requirements in connection with the development of our product candidates; and
•	facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

These costs may be partially offset by cost-sharing arrangements under collaboration agreements that we may enter from time to time.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses.

~~Our~~Direct ~~external~~ research and development costs, consisting ~~expenses are tracked on a program-by-program basis and consist~~ of costs, such as fees paid to consultants, contractors, CMOs, and CROs in connection with our preclinical and clinical development activities, are tracked by study. Additional costs, consisting primarily of our initial manufacturing costs, including materials, supplies, depreciation and facility costs, are allocated at a program level, based upon manufacturing runs, as the drug product can be utilized across multiple studies for any particular program. Additional costs to label, package and distribute the drug product is then directly allocated to the specific studies when incurred, as that drug product has then been assigned to a particular study. In the event our additional future or ongoing study costs become meaningful to investors, we will present those costs by study.

We do not allocate personnel costs, costs associated with our discovery efforts, laboratory supplies or other indirect costs, to specific product development programs because these costs are deployed across multiple product development programs and, as such, are not separately classified. Non-employee costs associated with our manufacturing facility including depreciation, amortization and facility costs are appropriately allocated to development programs based on the percentage of time spent per program.

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase for the foreseeable future as we continue enrollment and initiate additional clinical trials and continue to discover and develop additional product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

•	the scope, rate of progress, expense and results of our ongoing clinical trials, as well as future clinical trials or other product candidates and other research and development activities that we may conduct;
•	the number and scope of preclinical and clinical programs we decide to pursue;
•	our ability to maintain our current research and development programs and to establish new ones;
•	uncertainties in clinical trial design;
•	the rate of enrollment in clinical trials;

•	the successful completion of clinical trials with safety, tolerability, and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;
•	the receipt of regulatory approvals from applicable regulatory authorities;
•	our success in operating our manufacturing facility, or securing manufacturing supply through relationships with third parties;
•	our ability to obtain and maintain patents, trade secret protection, and regulatory exclusivity, both in the United States and internationally;
•	our ability to maintain, expand, protect and defend our rights in our intellectual property portfolio;
•	the commercialization of our product candidates, if and when approved;
•	the acceptance of our product candidates, if approved, by patients, the medical community, and third-party payors;
•	our ability to successfully develop our product candidates for use in combination with third-party products or product candidates;
•	negative developments in the field of immuno-oncology;
•	competition with other products; and
•	significant and changing government regulation and regulatory guidance.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant trial delays due to patient enrollment or other reasons, we could be required to expend significant additional financial resources and time on the completion of clinical development. We may never succeed in obtaining regulatory approval for any of our product candidates.

Results of operations

Research and development expenses

Research and development expenses for the three months ended December 31, 2024 were $48.0 million, compared to $42.8 million for the three months ended December 31, 2023. The following table summarizes our research and development expenses for the three months ended December 31, 2024 and 2023:

	Three Months Ended December 31,
	2024	2023	Change
Direct research and development expenses by program
RP1 program costs by study:
IGNYTE	3,226	3,490	(264)
ARTACUS	1,787	1,547	240
CERPASS	1,611	3,460	(1,849)
IGNYTE-3	2,375	1,483	892
Other RP1 study costs	1,590	2,545	(955)
Total RP1 costs	10,589	12,525	(1,936)
RP2	4,409	2,308	2,101
RP3	1,434	3,100	(1,666)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	23,653	19,994	3,659
Other	7,919	4,920	2,999
Total research and development expenses	$48,004	$42,847	$5,157

The Company will continue to discuss the relevant increases and decreases by study for the given period beneath the research and development table as included within MD&A.

Research and development expenses for the nine months ended December 31, 2024 were $134.4 million, compared to $132.4 million for the nine months ended December 31, 2023. The following table summarizes our research and development expenses for the nine months ended December 31, 2024 and 2023:

	Nine Months Ended December 31,
	2024	2023	Change
Direct research and development expenses by program
RP1 program costs by study:
IGNYTE	10,831	11,775	(944)
ARTACUS	5,211	4,433	778
CERPASS	5,573	13,530	(7,957)
IGNYTE-3	4,909	1,496	3,413
Other RP1 study costs	7,075	10,210	(3,135)
Total RP1 costs	33,599	41,444	(7,845)
RP2	8,322	6,489	1,833
RP3	3,856	11,196	(7,340)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	67,712	58,698	9,014
Other	21,983	14,557	7,426
Total research and development expenses	$135,472	$132,384	$3,088

As noted above, the Company will continue to discuss the relevant increases and decreases by study for the given period beneath the research and development table as included within MD&A.

Please do not hesitate to contact the undersigned with any questions or comments regarding this letter.

Very truly yours,

Replimune Group, Inc.

/s/ Shawn Glidden
Shawn Glidden
General Counsel

cc:	Sushil Patel, Replimune Group, Inc.
Benjamin J. Stein, Morgan, Lewis & Bockius LLP
Timothy J. Corbett, Morgan, Lewis & Bockius LLP